UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Fischer, Mark S.
   1217 Notre Dame Drive
   Lemont, IL  60439
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pioneer Financial Services, Inc.
   PFS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President, Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |1,689              |D     |Self                       |
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Common Stock               |      |    | |                  |   |           |1,092*             |I     |ESOP                       |
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*Pursuant to information pr|      |    | |                  |   |           |                   |      |                           |
ovided by Plan Administrato|      |    | |                  |   |           |                   |      |                           |
r, 6/30/96                 |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Incentive Stock Option|        |     |    | |           |   |     |     |            |       |       |10,487      |D  |Self        |
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Non-Qualified Stock Op|14.75   |7/22/|A   |V|10         |A  |*    |**   |Common Stock|       |       |26,113      |D  |Self        |
tion                  |        |96   |    | |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|15.625  |8/21/|A   |V|9          |A  |*    |**   |Common Stock|       |       |26,122      |D  |Self        |
tion                  |        |96   |    | |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|16.375  |9/24/|A   |V|9          |A  |*    |**   |Common Stock|       |       |26,131      |D  |Self        |
tion                  |        |96   |    | |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|16.50   |10/18|A   |V|9          |A  |*    |**   |Common Stock|       |       |26,140      |D  |Self        |
tion                  |        |/96  |    | |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|17.00   |11/22|A   |V|9          |A  |*    |**   |Common Stock|       |       |26,149      |D  |Self        |
tion                  |        |/96  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
* Options are exercisable 1/3 per year after three years from date of grant, respectively.
** Options terminate at earliest of ten years from date of grant or one year from date of termination of
employment      relationship with the
Company.
SIGNATURE OF REPORTING PERSON
Mark S. Fischer
DATE
December 10, 1996